January 25, 2013	Philip T. Colton Direct Tel.: (612) 604-6729 Direct Fax: (612) 604-6929 pcolton@winthrop.com

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549
Attention:  Mark P. Shuman – Branch Chief – Legal
Jan Woo – Attorney-Advisor

RE:         Navarre Corporation
Amendment No. 2 to Registration Statement on Form S-3
Filed December 21, 2012
File No. 333-184540

Ladies and Gentlemen:

On behalf of Navarre Corporation (the “Company”), a Minnesota corporation, and with the Company’s permission, we are responding to the comments contained in correspondence from Mr. Mark P. Shuman, dated January 4, 2013 (the “Comment Letter”) to the Company’s Amendment No. 2 to Registration Statement on Form S-3 filed on December 21, 2012 (the “Registration Statement”).  For the Staff’s convenience, each response is preceded by the related Staff Comment.

General

Comment 1.
You filed a Form 8-K on November 21, 2012 indicating that you intend to file by amendment historical financial statements of SpeedFC, Inc., and pro formas reflecting the acquisition, not later than February 2, 2013. It appears that the registration statement should not be declared effective before the financial statements meeting the requirements of Rule 3-05 of Regulation S-X are provided, if the transaction exceeds the 50% significance level. Please [provide] us with a reasonably detailed presentation of your significance level computations. See Instruction to Item 9.01 to Form 8-K and Exchange Act Release 37802 (October 10, 1996).

January 25, 2013
Securities and Exchange Commission

Response 1.
On January 25, 2013, the Company filed a Form 8-K/A which provides the historical financial information and pro formas reflecting the SpeedFC, Inc. acquisition.  Additionally, on the same date, the Company also filed Amendment No. 3 to the Registration Statement, which incorporates the Form 8-K/A by reference.

The Company conducted a significance analysis pursuant to the requirements of Rule 3-05 of Regulation S-X (because the “investment test” under Rule 1-02(w)(i) alone was dispositive in identifying the required financial information, only those results are discussed herein). The analysis resulted in the Company determining that in connection with the “investment test,” the acquisition of the equity interests of SpeedFC, Inc. was 53.5%, and therefore exceeded the 50% significance level, using a GAAP purchase price of $65.0 million (estimated at around the time of the transaction closing), compared to Navarre’s assets as of March 31, 2012, or $121.4 million.

However, because the revenues of SpeedFC, Inc. for its most recent fiscal year (ended December 31, 2011) were $48.9 million (and were therefore less than $50 million), under Rule 3-05(b)(2)(iv), the required financial statements to be presented are for the two most recent fiscal years and any interim period. As such, these are the periods presented in the Form 8-K/A filed on January 25, 2013 and described above.

The Company intends to file an acceleration request as soon as practicable after being advised that the Commission has no further comments.

If you have any questions in connection with this letter, please contact the undersigned at (612) 604-6729.

Very truly yours,

WINTHROP & WEINSTINE, P.A.

/s/Philip T. Colton
Philip T. Colton

cc:           Ryan F. Urness (Navarre Corporation)